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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2003

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

BCE Place, 181 Bay Street, Suite 200
Toronto, Ontario
M5J 2T3
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F    ☐                        Form 40-F    ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes    ☒                        No    ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3920.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED (Registrant)
April 29, 2003	By:	/s/ P.D. LAFRANCE P.D. Lafrance — Assistant Secretary

FALCONBRIDGE FALCONBRIDGE LIMITED Suite 200 - 181 Bay Street PO Box 755 Toronto, Ontario CANADA M5J 2T3 Telephone: 416-982-7111 Fax: 416-982-7423 www.falconbridge.com

FALCONBRIDGE REPORTS PROFIT OF $60.5 MILLION
IN FIRST QUARTER 2003

FOR IMMEDIATE RELEASE

        April 17, 2003, TORONTO, Ontario — Falconbridge Limited today reported consolidated earnings of $60.5 million (32 cents per common share) for the three months ended March 31, 2003. This compares with earnings of $22.7 million (11 cents per common share) for the corresponding period of 2002.

        At today's annual shareholders meeting, President and Chief Executive Officer Aaron Regent said, "We delivered solid results this quarter — nickel and copper prices were up and we met most of our production targets. Looking forward, cost management continues to be a challenge particularly with today's high energy prices. As well, the world's economies continue to be under pressure which will no doubt lead to challenging business conditions in the near term."

Management's Discussion & Analysis

First quarter 2002 results

        First quarter operating income of $95.4 million compared with an operating income of $27.6 million for the same period of 2002. Consolidated revenues of $719.4 million increased from $525.6 million in the first quarter of 2002. Both increases reflect higher average realized prices for nickel and copper, which rose 35% and 5% respectively from the same period last year, as well as higher sales volumes for nickel and copper. Precious metal revenues increased by $17.6 million over the first quarter of 2002. Corporate costs of $9.6 million decreased by $7.3 million relative to the same period last year. The decrease was attributable to lower spending on general and administrative, and exploration expense driven in part by the benefit of synergies derived from the co-ordination of certain operations between Falconbridge and its parent, Noranda Inc. During the quarter, cash flow from operations before working capital improved to $140.9 million as compared to $112.4 million for the same period of 2002.

Operations

Nickel Operations

        During the quarter, refined nickel production totaled 27,500 tonnes compared with 20,200 tonnes a year ago. Due to significantly improved nickel prices, operating income for the quarter increased to $74.3 million from $24.0 million a year ago.

Integrated Nickel Operations (INO)

        The Sudbury mines operated on plan during the quarter but at lower rates than the corresponding period of 2002, due to lower mine tonnages and grades. The summer shutdown schedule for the Mines/Mill has been set: Lockerby Mine will be down from July 20th to August 5th inclusive and the Thayer Lindsley Mine will be down from July 13th to July 27th inclusive. The Craig and Fraser Mines are expected to operate throughout the summer months. The Mill is shutting down from June 29th to July 7th and from July 24th to August 1st inclusive.

        At Raglan, metal production improved over first quarter 2002 levels as higher ore grades compensated for lower mine tonnages.

        At the Sudbury smelter, metal output increased from a year ago, with better recoveries offsetting lower concentrate tonnages. The smelter is expected to take a maintenance and vacation shutdown from June 22nd to August 4th inclusive.

        The Nikkelverk refinery operated at a higher level than in the first quarter of 2002, establishing a new record for the production of precious metals. However, production during the current quarter will be impacted by the BCL shutdown earlier this year. The refinery's overall production target remains at 72,000 tonnes of nickel for 2003.

        The INO's operating income for the three months ended March 31, 2003 was $67.4 million as compared to $39.4 million for the same 2002 period. The increase is a result of higher metal prices and volumes, partially offset by higher unit costs and a less favourable exchange rate.

Falconbridge Dominicana, C. por A. (Falcondo)

        Production at Falcondo was higher than a year ago, as operations were shut down for a portion of the first quarter of 2002. However, production was lower than planned due mainly to oil supply disruptions at the beginning of the year, which have now been resolved.

        Falcondo's operating income for the period was $6.9 million. This compares with an operating loss of $15.5 million for the three months ended March 31, 2002. The improved contribution reflects a higher ferronickel selling price, higher sales volumes and the impact of shutdown costs on the first quarter 2002 results, which offset the impact of higher oil costs.

Copper Operations

        During the quarter, mined copper production totaled 78,600 tonnes compared with 81,300 tonnes a year ago. Due to improved copper prices, operating income increased from $20.6 million a year ago to $30.7 million.

Kidd Operations

        Production from the Kidd Mine was slightly lower than for the corresponding period of 2002. Copper cathode production for the period was above last year's output, while zinc production was similar to first quarter 2002 levels.

        A decision was taken during the quarter to shut down Kidd's zinc refining operations for market and supply-related reasons. The plant will be down for approximately nine weeks, from June 30th to September 2nd.

        Kidd incurred an operating loss of $20.9 million for the three months ended March 31, 2003 compared to an operating loss of $20.8 million for the corresponding period of 2002. The results are related to higher copper prices and volumes, which were offset by higher unit costs.

Collahuasi

        Collahuasi's mine ore production was above plan for the quarter although slightly below first quarter 2002 levels. Concentrate production was lower than for the corresponding period of 2002, while cathode production was slightly higher than last year's levels. Falconbridge's share of Collahuasi's operating income for the three months ended March 31, 2003 was $42.4 million as compared to $32.6 million for the first quarter of 2002. The increase reflects higher copper prices and volumes.

Lomas Bayas

        Production from Lomas Bayas was above plan for the quarter and similar to last year's levels. Operating income for the three months ended March 31, 2003 was $9.1 million. This compares with operating income of $8.8 million for the corresponding 2002 period. The increase reflects higher copper prices. During the quarter, a new three-year Collective Agreement was signed with the local union which represents the production workers at the site. It will replace the current contract which expires April 30th.

Liquidity and Capital Resources

        Cash generated from operations totaled $63.7 million as compared with $38.0 million for the first three months of 2002. Capital expenditures and deferred project costs were $97.4 million, of which $46.0 million relates to Collahuasi. This is up from $78.5 million for the same 2002 period. The net increase in borrowings was $45.6 million. Dividends of $20.9 million were paid.

        Cash resources stood at $247.6 million at March 31, 2003. The net debt to net debt plus equity ratio fell to 41% at the end of the three month period from 42% at the end of 2002.

Other Developments

        There was a net gain on metal positions during the quarter of $5.1 million after-tax.

        At Nickel Rim South, the drilling program continues with five machines currently on site. Although assay results are pending for three of four holes drilled to date this year, results have been better than anticipated. In-fill holes are confirming previous results and a new hole (wedge-cut), MAC-104A, drilled 30 metres up-dip of the known mineralization intersected mineralization as follows:

Zone	From(m)	To(m)	Length(m)	Ni%	Cu%	Pt g/t	Pd g/t	Au g/t
Contact	1298.8	1324.3	25.5	1.63	0.85	0.6	0.8	0.1
Footwall	1418.7	1444.8	26.1	6.14	23.62	4.9	6.4	3.9

        The current drilling program will be completed by the end of the second quarter and it is anticipated that a decision to proceed with an underground exploration program will be made before the fourth quarter. As of December 31, 2002 an inferred resource of 6.3 million tonnes of 1.7% nickel and 3.4% copper had been estimated, including a significant high grade footwall resource consisting of 3.8 million tonnes of 1.7% nickel, 5.1% copper, 3.3 g/t platinum, 3.8 g/t palladium and 2.3 g/t gold.

        Higher energy costs continued to impact the Canadian operations, resulting in an increased charge of $9 million during the quarter.

Change in Accounting Policies

        Effective January 1, 2003 the Corporation changed its accounting policies for interest and costing of inventory. These changes were made to harmonize Falconbridge's policies with predominant industry practices and international accounting standards.

        Interest:    Under the previous policy, Falconbridge capitalized interest costs incurred, prior to commencement of commercial production, for projects that were specifically financed by debt. Under the new policy, interest costs incurred, prior to commencement of commercial production, are capitalized for all major projects. As of January 1, 2003, the effect of adopting the new policy was to increase retained earnings by $58.1 million. The change resulted in an increase of $2.3 million to previously reported earnings for the first quarter of 2002.

        Costing of Inventory:    Under the previous policy, depreciation and amortization of property, plant and equipment was treated as a period cost. Under the new policy depreciation and amortization is treated as a product cost and expensed when the inventory is sold. As of January 1, 2003 the effect of adopting the new policy was to increase retained earnings by $51.5 million. The change did not impact previously reported earnings for the first quarter of 2002.

        The comparisons to prior periods reflect adjustments for changes in accounting policies for interest and costing of inventories. As a result of these changes to the Corporation's accounting policies, the 2002 financial results have been restated and will be posted on www.falconbridge.com for reference.

Dividend payment

        On April 17, 2003 the Board of Directors declared dividends of 10 cents per Common Share payable May 15, 2003 to shareholders of record May 1, 2003 and of 2 cents per Preferred Share Series 1 payable June 1, 2003 to shareholders of record May 16, 2003. For Preferred Share Series 2, a dividend of 36.72 cents per share was declared and is payable June 1, 2003 to shareholders of record May 16, 2003.

        This press release contains forward-looking statements regarding Falconbridge's nickel, copper, zinc and precious metals production levels, sensitivity of financial results to changes in metals prices and exchange rates and other costs, and other issues and aspects relating to its business and operations. Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond Falconbridge's ability to control or predict. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, such key factors as business and economic conditions in the principal markets for Falconbridge's products, the supply and demand for metals to be produced, deliveries, production levels, production and other anticipated and unanticipated costs and expenses, metals prices, premiums realized over London Metal Exchange cash and other benchmark prices, tax benefits, the Canadian – U.S. dollar and other exchange rates, the timing of the development of, and capital costs and financing arrangements associated with projects, the timing of the receipt of governmental and other approvals, political unrest or instability in countries where Falconbridge is active, risks involved in mining, processing and exploration activities, market competition and labour relations and other risk factors listed from time to time in Falconbridge's annual reports.

        Note: All dollar amounts are expressed in Canadian dollars unless otherwise noted. Condensed consolidated financial statements are attached.

        Log on to www.falconbridge.com to access Falconbridge's quarterly teleconference which is being held at 3 p.m. (EDT) today, April 17, 2003. A recording of the call will be posted on the site as soon as it is available.

For further information please contact:
Investors: Denis Couture, Vice President, Communications & Public Affairs, 416-982-7020
Media: Caroline Casselman, Director, Communications & Public Affairs, 416-982-7089

FALCONBRIDGE LIMITED

EARNINGS (LOSS) CONTRIBUTIONS

	Three months ended March 31,
	2003	2002
	(unaudited — in thousands of Canadian dollars)
Principal operations —
Integrated Nickel Operations (INO)	$67,413	$39,431
Falconbridge Dominicana, C. por A.	6,926	(15,509)

Nickel Operations	74,339	23,922

Kidd Creek Operations	(20,862)	(20,827)
Collahuasi	42,416	32,576
Lomas Bayas	9,118	8,810

Copper Operations	30,672	20,559

Corporate costs	(9,603)	(16,890)

Operating income	95,408	27,591
Interest (note 7)	(18,497)	(18,550)
Income and mining taxes	(15,960)	12,501
Non-controlling interest in earnings of subsidiaries	(501)	1,168

Earnings for the period	60,450	22,710
Dividends on preferred shares	(3,128)	(3,128)

Earnings attributable to common shares	$57,322	$19,582

FALCONBRIDGE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

1.    ACCOUNTING POLICIES

        The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in preparation of the audited annual consolidated financial statements. This unaudited interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Corporation's 2002 Annual Report.

2.    CHANGE IN ACCOUNTING POLICIES

        Effective January 1, 2003 the Corporation changed its accounting polices for interest, and costing of inventory. These changes were made to harmonize Falconbridge's policies with predominant industry practices and international accounting standards.

Interest

        Under the previous policy, Falconbridge capitalized interest costs incurred, prior to commencement of commercial production, for projects that were specifically financed by debt. Under the new policy, interest costs incurred, prior to commencement of commercial production, are capitalized for all major projects. As at January 1, 2003 the effect of adopting the new policy was to increase property, plant and equipment by $90.8 million, increase future income tax by $32.7 million, and increase retained earnings by $58.1 million. The change resulted in an increase of $2.3 million to previously reported earnings for the first quarter of 2002.

Costing of inventory

        Under the previous policy, depreciation and amortization of property, plant and equipment was treated as a period cost. Under the new policy depreciation and amortization is treated as a product cost and expensed when the inventory is sold. As at January 1, 2003 the effect of adopting the new policy was to increase inventory by $73.7 million, increase future income tax by $22.2 million, and increase retained earnings by $51.5 million. The change did not impact previously reported earnings for the first quarter of 2002.

3.    NEW DISCLOSURE REQUIREMENTS FOR GUARANTEES

        Effective with fiscal periods commencing on or after January 1, 2003, Accounting Guideline 14, issued by the Canadian Institute of Chartered Accountants, required the disclosure of certain guarantees binding on the corporation. Falconbridge has determined that it has issued no guarantees requiring disclosure under the accounting standard.

4.    EXCHANGE GAINS AND LOSSES

        Falconbridge's sales are denominated primarily in U.S. dollars and to a lesser extent in Euros, Yen and other foreign currencies, and it incurs expenses that are denominated in foreign currencies, which expose it to increased volatility in earnings due to fluctuations in foreign exchange rates. Falconbridge uses foreign currency forward exchange contracts and options to reduce these exposures by creating an offsetting position. Falconbridge uses foreign currency exchange contracts to hedge its U.S. dollar sales revenue. Included in revenues in the period are exchange gains of $6.7 million (2002 — losses of $7.4 million) in relation to these hedges. Falconbridge also has foreign currency exchange contracts relating to foreign currency expenditures and other foreign currency denominated monetary assets and liabilities. Included in other (income)/expense are exchange losses of $0.8 million (2002 — gains of $0.0 million).

5.    SEGMENTED INFORMATION

			Copper
	Nickel
			Kidd Creek		Lomas Bayas	Corporate and other
	INO	Falcondo		Collahuasi			Total
	(MILLIONS)
Quarter ended March 31, 2003
Ownership	(100%)	(85.26%)	(100%)	(44%)	(100%)	(100%)
Revenues	$353	$80	$146	$102	$38	$—	$719
Operating income (loss)	67	7	(21)	42	9	(9)	95
Depreciation, depletion and amortization	36	3	20	20	6	1	86
Property, plant & equipment	1,335	121	955	1,320	195	5	3,931
Capital expenditures & deferred projects costs	19	2	29	46	1	—	97
Quarter ended March 31, 2002
Ownership	(100%)	(85.26%)	(100%)	(44%)	(100%)	(100%)
Revenues	$266	$5	$120	$93	$42	$—	$526
Operating income (loss)	39	(15)	(21)	33	9	(17)	28
Depreciation, depletion and amortization	41	2	21	21	5	1	91
Property,plant & equipment	1,366	123	914	1,408	232	8	4,051
Capital expenditures & deferred projects costs	24	5	35	7	7	—	78

6.    EMPLOYEE FUTURE BENEFITS

        Falconbridge's post employment benefit expense for the period ended March 31, 2003 was $18.7 million (March 31, 2002 — $15.7 million) which included $12.8 million for its pension benefit plans and $5.9 million for other benefit plans (March 31, 2002 — $9.4 million and $6.3 million respectively).

        The deficit status of Falconbridge's post employment plans as at March 31, 2003 and December 31, 2002 are as follows:

	Pension Benefits		Other Benefit Plans		Total
	Mar. 31, 2003	Dec. 31, 2002	Mar. 31, 2003	Dec. 31, 2002	Mar. 31, 2003	Dec. 31, 2002
Deficit	317	278	239	244	556	522

        The increase in Falconbridge's post employment benefit plan deficit since December 31, 2002 is primarily the result of progressive declines in the investment markets.

7.    CAPITALIZED INTEREST

        During the period Falconbridge capitalized $4.2 million (2002 — $2.3 million) in interest costs.

8.    STOCK OPTIONS

        During the period Falconbridge issued 720,000 stock options with a value of $4.2 million. Stock option expense of $0.4 million for the period is included in general and administrative expense.

9.    COMPARATIVE AMOUNTS

        Certain of the comparative figures have been restated to conform to the current years' presentation.

FALCONBRIDGE FALCONBRIDGE LIMITED Suite 200 - 181 Bay Street PO Box 755 Toronto, Ontario M5J 2T3 Telephone: 416-982-7111 Fax: 416-982-7423 www.falconbridge.com

DAVID KERR APPOINTED CHAIRMAN OF FALCONBRIDGE LIMITED

        Toronto, ONTARIO, April 22, 2003 — The Board of Directors of Falconbridge Limited today announced the appointment of Mr. David W. Kerr as Chairman of the Board, succeeding Mr. Alex G. Balogh, who will continue as a member of the Board of Directors.

        Mr. Kerr is currently the Chairman of the Board of Noranda Inc. and the former President and Chief Executive Officer of Noranda.

        Falconbridge Limited is a leading low-cost producer of nickel, copper, cobalt and platinum group metals. Its common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (59.5%) and by other investors (40.5%).

For further information:

Caroline Casselman, Director Communications & Public Affairs, 416-982-7089

FALCONBRIDGE FALCONBRIDGE LIMITED Suite 200 - 181 Bay Street PO Box 755 Toronto, Ontario M5J 2T3 Telephone: 416-982-7111 Fax: 416-982-7423 www.falconbridge.com

FOR IMMEDIATE RELEASE

FALCONBRIDGE ANNOUNCES ONE-MONTH EXTENSION TO PREVIOUSLY
ANNOUNCED SHUTDOWN OF ZINC REFINERY AT KIDD METALLURGICAL SITE
Shutdown due to market and supply-related reasons

        Toronto, Ontario, April 29, 2003 — Falconbridge Limited today announced that zinc refining operations located at the Kidd Metallurgical site in Timmins, Ontario, will shut down for 13 weeks this summer, from June 29th to September 30th, for market and supply-related reasons. This revises earlier announced plans for an 8 to 9 week shutdown.

        "The anticipated recovery of zinc metal markets early in 2003 is simply not taking place," said Daniel Picard, General Manager of the Kidd Metallurgical Division. "Conditions in the marketplace of persistent low treatment charges, combined with recent changes in currency exchange rates and higher energy costs relative to our concentrate purchase and metal sales positions, have led us to conclude that the best course of action is to extend the outage," Picard added. Falconbridge plans to fully supply its zinc customer sales commitments during the entire shutdown period.

        The company will reassign a portion of the zinc refinery employees to vacation relief in other parts of the Metallurgical Division, which includes a concentrator, copper smelter and refinery and support departments. "We will also use our own employees to perform scheduled annual maintenance work in both the smelter and zinc operations, and employees will take their vacation during the shutdown. However despite this, there will be some temporary layoffs," Picard said.

        As a result of this decision, total zinc production for 2003 has been revised down to 110,000 tonnes from 145,000 tonnes. The Company will continue to re-evaluate market forecasts and the profitability of Kidd Metallurgical Division's zinc business. Picard commented, "We are studying all aspects of our zinc operations and will make the appropriate business decisions based on the outcome of these analyses."

        The Kidd zinc operation has 295 employees.

        Falconbridge Limited is a leading low-cost producer of nickel, copper, cobalt and platinum group metals. Its common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (59.5%) and by other investors (40.5%).

For further information please contact:

Kevin Molnar, Manager, Human Resources (705) 235-8121 x7631 KMolnar@KiddMet.Falconbridge.com

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SIGNATURES
FALCONBRIDGE REPORTS PROFIT OF $60.5 MILLION IN FIRST QUARTER 2003
FALCONBRIDGE LIMITED EARNINGS (LOSS) CONTRIBUTIONS
FALCONBRIDGE LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2003
DAVID KERR APPOINTED CHAIRMAN OF FALCONBRIDGE LIMITED
FALCONBRIDGE ANNOUNCES ONE-MONTH EXTENSION TO PREVIOUSLY ANNOUNCED SHUTDOWN OF ZINC REFINERY AT KIDD METALLURGICAL SITE Shutdown due to market and supply-related reasons